INVEST IN **SEN-JAM PHARMACEUTICAL**

Personalized Therapeutics to Combat Inflammation while Promoting Healthy Aging

PITCH VIDEO INVESTOR PANEL


Female Founder & Visionary Pharmacist
Repurposing existing small molecules in ingenious ways to produce what promises to be the world's most potent bench of anti-inflammatory solutions with the least side effects enabling radical affordability and access worldwide
Jackie Iversen, RPh, MS, Founder and Head of Clinical Development
SEN-JAM PHARMACEUTICAL

sen-jam.com Huntington New York

Technology Main Street Infrastructure Lifestyle Female Founder

Highlights

1. Creating highly accessible, affordable, safe drugs that work
2. Lead indications: oral COVID-19 therapeutic, opioid withdrawal, & alcohol hangover prevention

3. Annual US market opportunity: $17B
2. Lead indications: oral COVID-19 therapeutic, opioid withdrawal, & alcohol hangover prevention

3. Annual US market opportunity: $17B
4. Current valuation (rNPV): COVID-19: $55M, hangover prevention: $120M, and opioid withdrawal" $261M
5. COVID-19 therapeutic clinical trial with Duke-NUS in Nepal leading to valuation inflection point
6. Female founder is clinical pharmacist
7. Team of mission-oriented, like-minded individuals focused on worldwide healthcare
8. Global IP includes 25 patents and patents pending

Our Team

Jim Iversen Co-Founder, CEO



Executive with a consistent track record of designing + executing business strategies that deliver rapid growth in sales, profits, market share + customer satisfaction. Client remits include start-ups to late stage, often resulting in M&A transaction

We are on a mission to revolutionize not just the way we treat pain, but the way the business of pain relief treats humanity. We love the idea: Pharma for the People. Our products treat at the source; preventing symptoms vs. masking them as most therapies do today. And our products are safe & highly affordable. And that's just good for all of us.



Jackie Iversen Co-Founder, Head of Clinical Development

Jackie has extensive knowledge + capabilities in a multitude of clinical settings. Her expertise involves providing clinical pain education + having completed a research fellowship in pharmacokinetics + pain at Memorial Sloan Kettering Cancer Center.



Thomas Dahl, PhD Head of Product Development and Regulatory Affairs

Tom is an accomplished biotech/pharmaceutical executive with deep expertise in early stage ventures, including technical analysis of products and technologies, business strategy and operations, development, clinical trials design and interpretation.



Christine Leonard Head of Strategic Communications

Christine is a highly respected and award-winning marcom strategist with passion for brands that aim to improve lives. She has lead marketing, consumer insight mining and communications development for world class healthcare companies big and small.

Our Pitch to You



THE FUTURE OF
THERAPEUTIC CARE
FALL 2021
sen-jam
PHARMACEUTICAL



HOW IT WORKS
Preventing Inflammation and it's associated pain by Combining NSAID + Antihistamine
SJP-001
ALCOHOL HANGOVER
SJP-002C
COVID-19
SJP-005
OPIOID WITHDRAWAL
Procured via OTC
Procured via Rx
Procured via Rx
Take one dose orally before first drink
Take orally twice daily
Take orally (twice daily) when starting to taper off opioids for 7-14 days.
Stabilizes and regulates the body's release of immunological substances
Reduces inflammation & flu-like symptoms, stabilizes mast cells
005 decreases opioid induced pro-inflammatory mediators
Prevents headache, nausea, fatigue, apathy
Prevents cytokine storm & disease progression
Prevents increased dopamine
Ensures next day productivity
Avoids hospitalization
Reduces withdrawal symptoms and opioid cravings
FULL STRENGTH LIVING
12

We are not your ordinary Big Pharma company, we are a group of ingenuous scientists, pharmacy and pain experts, entrepreneurs and regulatory hounds on a mission to bring the world safe, effective, wildly accessible and affordable

medications to solve for some of the largest unmet healthcare needs.



MISSION STATEMENT
FULL
STRENGTH
LIVING
We Improve Societal Wellbeing by Creating
Therapeutics that are Safe, Efficacious, and Accessible

Our mission truly is to help humanity thrive and ensure the business of inflammation treats people fairly and fully. The time is now to upend this environment and restore dignity to the way pharma delivers solutions for the people, to the people.



PROBLEM:
INFLAMMATION IS THE ROOT CAUSE OF MANY AILMENTS
Yet, the consumer has few therapeutic options that are safe, efficacious and inexpensive
INFLAMMATION AND IT'S ASSOCIATED PAIN DEBILITATES ALL OF US AT ONE TIME OR ANOTHER.
Veisalgia (Alcohol hangover)
Opioid Withdrawal
INFLAMMATION
COVID-19
Vaccine Administration
Opioid Dependence
Arthritis
Viral Respiratory
Opioid Tolerance
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Inflammation is the key to countless ailments, while a safe and potent anti-inflammatory can make a massive difference in over eight distinct health concerns. Issues that are having a tremendous impact on society all over the world today.



SOLUTION:
8 PRODUCTS THAT PREVENT INFLAMMATION
Sen-Jam's platform of eight products are being developed to revolutionize how we treat inflammation and it's associated pain symptoms by REPURPOSING two molecules: NSAID + ANTIHISTAMINE.
DON'T CHASE THE PROBLEM – PREVENT IT.
SJP-001 Veisalgia (Alcohol hangover)
SJP-005 Opioid Withdrawal
NSAID + ANTIHISTAMINE
SJP-002C COVID- 19
SJP-006
SJP-007
SJP-002
SJP-004
SJP-003
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We have ingenuously repurposed two existing small molecules that have a synergistic effect on inflammation, helping to prevent the problems before they need chasing. This combination product, in differing formulations has a positive impact on such huge health conditions such as treating COVID-19, Opioid Withdrawal and Alcohol Hangover. This is an oral solution that would be affordable and accessible.


BENEFITS FOR ALL STAKEHOLDERS
Patients, payers, providers, employers and society as a whole will benefit.
ON WE FUNDER, SEN-JAM IS FUNDRAISING FOR THE WHOLE PORTFOLIO, WITH 001, 002C AND 005 AS LEAD PRODUCTS.
Ensures next day productivity
Prevents the 22 symptoms of alcohol hangover
SJP-001
Veisalgia
(Alcohol hangover)
Prevents adverse symptoms through modulation of glial cell activity
Increased patient completion of withdrawal treatment
SJP-005
Opioid Withdrawal
Human studies have shown to decrease opioid dose requirements
NSAID
+
ANTIHISTAMINE
Prevents cytokine storm
Inexpensive oral product
SJP-002C
COVID-19
Reduces viral load and inflammation
SJP-002
SJP-004
SJP-006
SJP-003
SJP-007

The benefits of our 3 lead assets alone are remarkably robust and yet we have five other applicable and protected use cases that would be added to the flock. We mean it when we claim our mission is about revolutionizing pain management with simple, safe, effective medications that are wildly accessible and affordable. Pharma for the people!


RAISED TO DATE: $2.6M
Current Investors
Sen-Jam Founders
Accredited Investors - Reg D
StartUp Health
RedCrow/The Main Stage
STARTUP + HEALTH
redcrow
MAIN STAGE
RAISING: $5 MILLION
through Convertible Note, Grants & Licensing Agreements

The Wefunder Campaign accounts for 1.07 million of this raise

We have already seen remarkable success in the investor community for our offering as we have already raised $2.6 million to help shepherd our efforts. We are looking now to raise the remaining funds to get us to the $5 million mark to expedite our advancing go-to-market activities. **forward looking projections not guaranteed*


COMPETITION:
COVID-19
Substantial Capabilities Beyond Existing Offerings
High Tolerability & Accessibility
SJP- 002C
HCQ
Steroids (accessible but intolerable)
Reducing Inflammation
Preventing Cytokine Storm
Remdesivir
Monoclonal Antibody Infusions
Low Tolerability & Accessibility

There is a lot of news these days about the rush to get to an Oral COVID-19 therapeutic but none of the existing options or players hustling for their solution has the simplicity and accessibility/affordability of our asset. SJP-002c reduces fever, cough, and pain, while reducing inflammation and its damage to your body. So impressed with how differentiating our product is, the scientists and clinical

So impressed with how differentiating our product is, the scientists and clinical researchers at Duke University Medical School in Singapore are partnering with us on our clinical trial in Katmandu, Nepal in just a few weeks. We are thrilled to see such strong receptivity to our offering.



COMPETITION:
OPIOID
WITHDRAWAL
Substantial Capabilities
Beyond Existing Offerings
High
Tolerability
&
Accessibility
SJP- 005
Masking
Symptoms
NARCAN
NASAL SPRAY
Preventing
Symptoms
Suboxone
Vivitrol
Low
Tolerability
&
Accessibility

The Opioid Crisis is yet another huge unmet need that is harrowing on society. We have a safe, effective product that helps reduce symptoms of withdrawal and by extension, help people ween off these medications effectively. The number one reason people remain dependent on opioids is the excruciating effects on their bodies when they attempt withdrawal. Our product could help millions in their fight against this crisis.



COMPETITION:
ALCOHOL
HANGOVER
Substantial Capabilities
Beyond Existing Offerings
Patented
FDA-approved
OTC product
SJP- 001
Treating
Symptoms
(After Symptoms)
ASPIRIN
Preventing
Symptoms
(Before Symptoms)
PARTY
PATCH
Untested,
unproven OTC
supplement

Forward-looking projections cannot be guaranteed.

Competition for Alcohol Hangover is modest, at best with most people assuming you have to suffer the consequences in silence. Our product far outperforms the existing solutions and the market for this asset is significant. Did you know that alcohol hangover accounts for over $500 million in lost productivity to businesses every year in the United States alone?



WORLD CLASS TEAM
Collectively the Team has Led over $80M in Exits
MANAGEMENT TEAM
JIM IVERSEN, CEO
• 30+ years of providing Executive Leadership & Strategy across multiple industries
• Chairperson of the Opioid Crisis Working Group, part of StartUp Health
• Directorships and M&A advisory services
• Dedicated the last 4 years, full time, to Sen-jam
JACQUELINE IVERSEN, RPh, MS, Head of Clinical Development
• Past pain research fellow: Memorial Sloan-Kettering Cancer Center
• 15+ years Hospital Clinical Pharmacist
• 10 years Pharmacy Clinical rdinator for Large Hospital System providing clinical education and Formulary selection
• Dedicated the last 4 years, full time, to Sen-jam
THOMAS DAHL, PhD, Head of Product Development and Regulatory Affairs
• Sr. Biotech/Pharmaceutical Executive with expertise in early stage ventures, including development program strategy, clinical trial design and interpretation
• 25+ years experience in product development, both small molecules and biologics
• 35+ clinical trials under multiple INDs and CTAs across a variety of therapeutic indications
CHRISTINE LEONARD, Head of Marketing & Communications
• Award-winning marketing strategist
• 25+ years in marketing, business dev/strategic insight and creative communications
• Expertise in complex categories (financial services, CPG, conscious media, pharmaceutical and healthcare industries)
SCIENTIFIC ADVISORY BOARD
THOMAS DAHL, PhD
• Biotech Executive & Consultant
JORIS VERSTER, PhD
• Associate Professor of Psychopharmacology at Utrecht University
ANDREW SCHOLEY, PhD
• Professor, Director for Human Psychopharmacology at Swinburne Univ
GARY ZAMMIT, PhD
• Founder/CEO of Clinilabs Drug Development Corporation
FRANCIS FARRAYE, MD, MSC
• Senior Associate Consultant in Gastroenterology and Hepatology at the Mayo Clinic where he co-directs the Inflammatory Bowel Disease Center.
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And speaking of productivity. Our team reflects a strong, nimble collective of highly experienced scientists, entrepreneurs and regulatory go-getters who are passionate about doing things resourcefully and effectively. Many have deep roots in traditional pharma and as such have the drive to revolutionize the way the business brings solutions to the people. These talented individuals care deeply that real solutions make massive impact for reasonable costs to humanity. Let's do this, together.


INTELLECTUAL PROPERTY
Single Point Ingenuity of Repurposing Two Existing Small Molecules with Proven Safety
25 Patents Pending
001
• US Patent 10,420,756 and we have an open IND to begin FDA Phase I/II Clinical Trial with CRO selected
• Patents gained in Japan, Australia, & South Africa
• Patents pending in EP, South Korea, Canada, Brazil, Mexico, China, Israel, & New Zealand
• Pre-clinical study in humans published showing efficacy with statistical significance
002
• US Patent pending
002C
• US Patent pending
• In-vitro results showed > 90% reduction of SARS-CoV-2-Viral Load
• Phase 2 Clinical Trial underway
003
• US Patent 10,874,653
004
• US Patent 10,765,630
005
• US Patent pending
• Patents pending for EP, Canada & Australia
• In-vivo study results published showing 50% reduction in withdrawal signs and duration
006
• US Patent 10,675,261
• Patents pending for EP, Canada & Australia
007
• US Patent 11,129,803
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Our IP is super strong and gaining momentum every day. Not just here in our own backyard called the USA, but abroad and in important marketplaces that need these solutions not just soon, but now for people to thrive.


HOW IT WORKS
Preventing Inflammation and it's associated pain by Combining NSAID + Antihistamine
SJP-001
ALCOHOL HANGOVER
SJP-002C
COVID-19
SJP-005
OPIOID WITHDRAWAL
Procured via OTC
Procured via Rx
Procured via Rx
Take one dose orally before first drink
Take orally twice daily
Take orally (twice daily) when starting to taper off opioids for 7-14 days.
Stabilizes and regulates the body's release of immunological substances
Reduces inflammation & flu-like symptoms, stabilizes mast cells
005 decreases opioid induced pro-inflammatory mediators
Prevents headache, nausea, fatigue, apathy
Prevents cytokine storm & disease progression
Prevents increased dopamine
Ensures next day productivity
Avoids hospitalization
Reduces withdrawal symptoms and opioid cravings
FULL STRENGTH LIVING
-12-

Our three lead assets have enormous and distinct benefits for each of their therapeutic areas. All are oral. Safe. Effective. Cost-Effective. And accessible to people world-wide. The repurposing of two existing small molecules may be ingenuous, but the science is truly impressive.


ENTHUSIASM
Industry Leaders See the Impact
"Sen-Jam's preclinical work shows solid promise for its lead products."
- Joris Verster, PhD, Utrecht University
"Repurposing strategy can save valuable time because the safety, manufacturing processes, and pharmaceutical characteristics of a repurposed candidate have already been reviewed by the FDA."
- Robert Malone, MD, MS
"Non opioid pain relief is extremely exciting! If approved, this could alter the course of the US opioid epidemic."
- Julie Van Ness, President, Real Leaders
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Here are just a quick snapshot of some of the comments we are receiving around

Here are just a quick snapshot of some of the comments we are receiving around these solutions.



SEIZE THE DAY
Innovative Technology,
Meaningful Market Opportunity
Total estimated US market size of our 3 lead assets (001, 002C AND 005):
~$17 Billion Annually
~$4 Billion
Alcohol Hangover
001
~10 Billion
Viral Respiratory Infection
002
~10 Billion
COVID-19
002C
~250 Million
Vaccine Administration
003
~5 Billion
Arthritis
004
~3 Billion
Opioid Withdrawal
005
~2 Billion
Opioid Tolerance
006
~3 Billion
Opioid Dependence
007
US market size, estimated for each asset

But even more exciting than the word on the street, is the value in the portfolio and in particular the enormous annual market size of just our first three assets. $17 billion is incredible but absolutely in the realm of possible playground sizes for these assets.



REPURPOSING DRUGS
= COMMERCIAL RESOURCEFULNESS
Leveraging the 505(b)2 Pathway for Quick, Cost-Effective FDA Approval to Hit the Market ASAP
505(b)(1)
505(b)(2)
11.5 years
3.5 years
Development Years (average)
$2.6B
$.02B
Development Dollars (average in billions)
Regulatory Pipeline
PRODUCT | In-viro Study | Safe in Humans | Pre-IND | IND Opened | Phase I | Phase II
SJP- 001 | | ✓ | ✓ | ✓ | 2022 |
SJP- 002C | | ✓ | 2021 | - | - | ✓
SJP- 005 | ✓ | ✓ | 2022 | 2022 | 2022 | 2023

Forward-looking projections cannot be guaranteed.

One very important insight to underscore for you is the fact that because our combination product repurposes two existing small molecules, we are on the accelerated 505(b)(2) regulatory pathway which you can see from the charts above reflects an incredible savings in both time and money. This is genuis.



GO-TO-MARKET
STRATEGY & PLAN
Advancing Assets to Most Appropriate Value Inflection, then Selling or Licensing
Goal = sell/license each product by 2025
Completed for 001, 002C & 005
DISCOVERY
CLINICAL RESEARCH
INTELLECTUAL PROPERTY RESEARCH & PATENT FILING
CLINICAL PROGRAMMING/RESULTS
REGULATORY STRATEGY/EXECUTION
STRATEGIC PARTNERSHIP: REGULATORY OR COMMERCIAL
Medium to Long Term Plan

Our goal is to sell or license each product by 2025. With a proven process adhered to with systematic precision, we drive home value at the perfect inflection points.


BUSINESS MODEL:
INFLECTION POINTS
Investment Required to Realize Value Inflection Points
Value Inflection Points 2022 2023 2024 2025 2026
Phase 1/2 $2M
Phase 3 $5M
Approval $1M
001 VALUE AT FDA APPROVAL
= $465 Million (US Only)(a)
Value Inflection Points 2022 2023 2024 2025 2026
Phase 1/2 $2M
Phase 3 $10M
Approval $1M
002C VALUE AT FDA APPROVAL
> $10 Billion
Value Inflection Points 2022 2023 2024 2025 2026
Phase 1/2 $10M
Phase 3 $37M
Approval $3.4M
005 VALUE AT FDA APPROVAL
= $1.4 BILLION (US Only)(a)
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Forward-looking projections cannot be guaranteed.

Here are the key inflection points for each of our 3 lead assets and the timing across the milestones to achieve prime value accordingly.



REVENUE FORECAST

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Projected Financials(000)										
Revenue[1]	$5,000	$9,250	$18,250	$21,525	$52,387	$47,871	$68,464	$90,138	$107,086	$124,919
Expenses										
- Research & Development[2]	$5,000	$20,000	$40,000	$20,000	$2,685	$2,744	$2,807	$2,872	$2,941	$3,013
- Sales, Gen, & Admin	$1,938	$2,034	$2,136	$2,243	$2,355	$2,473	$2,596	$2,726	$2,863	$3,006
EBITDA (Loss)	-$1,938	-$12,784	-$23,886	-$718	$47,347	$42,654	$63,061	$84,540	$101,283	$118,901

*Revenue is based on securing license agreements which is dependent on successfully advancing the regulatory work for our technology which is dependent on our ability to fund the regulatory work.

Please enquire for: Notes regarding licensing fees and royalty payments. Assumptions on above projects.

Forward-looking projections cannot be guaranteed.

Revenue forecasts are base assumptions and illustrate the lucrative nature of these therapeutic areas and unmet needs.


WHY WE ARE FUNDRAISING NOW
Accelerate and Complete 2022 Milestones
INITIAL GOALS 2022
Fundraising milestones on next page
LONGTERM GOALS 2023+BEYOND
Advance all products through FDA regulatory process until products are sold or licensed
Secure further IP
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Forward-looking projections cannot be guaranteed.

We are raising funding today for our specific 2022 goals and milestones outlined below.


2022 MILESTONES
Two Key Milestones: (1) Raise $5M through Convertible Note, Grants & Licensing Agreements and (2) permanent financing to follow with Series A round or Public Offering in Q4
Feb Mar Apr May Jun July Aug Sept Oct Nov Dec


COVID-19 Phase 2 Trial - SJP-002C
Phase I/II Clinical Trial - SJP-001
MOUD "POC" - SJP-005
Pre-IND work - SJP-005
Series A or Public Offering

Forward-looking projections cannot be guaranteed.


PLANNED USE OF $5M
SJP-001
• Phase 1 Clinical Trial
• Phase 2 Clinical Trial
• Further International I/P
• Regional Licensing
SJP-002C
• Phase 2 Clinical Trial
• Explore Emergency Use Authorization
• Pre-IND/IND (if needed)
• Regional Licensing
• Research Papers
SJP-005
• Proof of Concept
• Pre-IND/IND
• Research Papers
General
• WeFunder Campaign
• Legal
• Additional I/P
• Working Capital
• Planning Series A or Public Offering in Q4

The Wefunder Campaign accounts for 1.07 million of this raise

We thank you for your attention and welcome inquiries large and small. Join us in our mission and help bring full-strength living to the world by upending Big Pharma and creating a thriving world where Pharma for the People benefits real People.


SEN-JAM
PHARMACEUTICAL
FULL
STRENGTH
LIVING
CONTACT US
Jim Iversen CEO
201-400-8083
jiversen@sen-jam.com

PLEASE REACH OUT ANYTIME. OUR TEAM MEMBERS ARE DELIGHTED TO SHARE MORE DETAILS.

THANK YOU FOR YOUR INTEREST.